Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Silvercorp Metals Inc. (“Silvercorp” or the “Company”)
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Item 2:	Date of Material Change

November 10, 2025

Item 3:	News Release

News release was disseminated via Canada Newswire on November 12, 2025. A copy of the news release is filed on the Company’s profile at www.sedarplus.ca. and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

The Company announces that effective November 10, Derek Liu has retired from his role as Chief Financial Officer, and Winnie Wang is appointed Interim Chief Financial Officer effective immediately.

Item 5:	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see attached Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Lon Shaver, President (Tel: +1-604-669-9397)

Item 9:	Date of Report

November 19, 2025

SCHEDULE “A”

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

Silvercorp Announces CFO Transition

VANCOUVER, British Columbia - November 12, 2025 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) announces changes to its senior accounting and finance team.

Effective November 10, Derek Liu, who has served as Chief Financial Officer since 2015, retired from his role as CFO. He will continue to provide assistance to the Company as needed during a transition period in a consulting capacity. The Company thanks Mr. Liu for his long-standing dedication and significant contributions to Silvercorp, and wishes him all the best in his retirement.

Silvercorp is pleased to announce the appointment of Winnie Wang as Interim Chief Financial Officer, effective immediately. Ms. Wang has been with the Company since 2024, most recently serving as CFO of the Company’s China Operations. She brings over 15 years of leadership in the areas of corporate finance, accounting and financial reporting, treasury planning, and internal controls. Winnie started her career as Auditor with PricewaterhouseCoopers LLP and held senior leadership positions in finance and accounting with several multinational companies. Prior to joining Silvercorp, she was Head of Finance and CFO for Asurion China. Winnie has a Bachelor’s Degree from Shanghai International Studies University, a Master of Management from the University of International Business and Economics, and holds the Chartered Professional Accountant (CPA) designation from CPA Australia.

In addition, the Company announces the appointment of Lei Wu as Corporate Controller, with responsibilities to include financial reporting, financial planning, finance operations, project management, and treasury functions. Mr. Wu brings over 14 years of progressive accounting and finance experience in the mining industry and recently joined Silvercorp from New Gold Inc. where he served as Finance Controller at the Rainy River Mine from 2021 to 2025. Lei has a Bachelor of Business Administration (Honours) from Simon Fraser University and an MBA from the University of Southern California. He holds the Chartered Professional Accountant (CPA), Chartered Financial Analyst (CFA), and Project Management Professional (PMP) designations.

These appointments reflect Silvercorp’s commitment to strong financial governance and internal talent development as it continues to execute on its strategic objectives.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines;

2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release does not constitute, and is not, an offer or solicitation of an offer of securities.

This news release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable securities laws relating to, among other things, without limitation, statements regarding the anticipated benefits of the executive appointments. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company’s investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company’s latest 40-F/Annual Information Form, and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of risks that impact Silvercorp, and additional information relating to the Company including Silvercorp’s Annual Information Form can be obtained under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.silvercorpmetals.com